Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

2nd October, 2006

Dear Mr Rosenberg

20-F for the period ended December, 31, 2005

We have received your letter of the 21st September 2006 and are addressing the points raised therein.

However, the key staff who will provide the underlying information and analysis to complete our reply are currently engaged in preparation of our third quarter periodic results. Accordingly, we are writing to request an extension to the original 10–business day reply period (which would end on 5th October 2006). We anticipate submitting our response by 19th October, in other words, within a 20-day period.

We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517294.

Yours sincerely

Bill Hicks
Director External Financial Reporting

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